UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

NOTICE TO INVESTORS

CPFL Energia S.A. (“CPFL Energia”) and its subsidiary Companhia Paulista de Força e Luz (“CPFL Paulista”), pursuant to the Section 4 of Article 157 of Law no. 6,404/1976 and to CVM Instruction no. 358/2002, announce to their shareholders and to the market that the Brazilian Electricity Regulatory Agency (“ANEEL”), pursuant to Law no. 10,848/2004, has agreed to postpone the deadline for the implementation of the corporate restructuring whereby CPFL Paulista will transfer to CPFL Energia its shareholding interests in Companhia Piratininga de Força e Luz (“CPFL Piratininga”) and Rio Grande Energia S.A. (“RGE”). This restructuring is required so that, after its implementation, CPFL Paulista only holds assets and liabilities related to its own concession. This corporate restructuring process shall be implemented according to certain milestones, namely, the transfer of CPFL Piratininga to CPFL Energia shall have been implemented as of April 14, 2006, and the transfer of RGE to CPFL Energia shall have been implemented as of March 14, 2007. Each of these steps will rely on Appraisal Reports, which shall be individually approved in accordance with the provisions of Law no. 6,404/1976 and ratified by ANEEL prior to the relevant shareholders’ meetings.
Upon the conclusion of this corporate restructuring process, CPFL Piratininga and RGE will become fully-owned subsidiaries of CPFL Energia.
CPFL Energia and its subsidiaries, pursuant to Law no. 6,404/1976 and other pertinent regulation, will inform its shareholders and the market about the implementation of each phase of this process.

São Paulo, September 16, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2005

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.